Amgen
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
www.amgen.com

August 10, 2010

VIA EDGAR

Mr. James Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mailstop 6010

Washington, D.C. 20549

Re:	Amgen Inc.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 7, 2010
File Number: 000-12477

Dear Mr. Rosenberg:

Amgen Inc. (the “Company” or “Amgen”) hereby responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in its letter of July 28, 2010 (the “Letter”).

The Company acknowledges your statement in the Letter that you have asked us to provide information to you so you may better understand our disclosure. We look forward to working with you in providing the requested information.

For your convenience, our response below corresponds to the italicized comment that immediately precedes it, which has been reproduced from the Letter as numbered in the Letter.

Securities and Exchange Commission

August 10, 2010

1.	A July 20, 2009 Wall Street Journal Article titled “Drug Makers Criticized for Co-Pay Subsidies” mentions the company among others as providing these “co-pay subsidies.” We are unable to find any disclosure of them in your filing. Please revise your disclosure to include a description, dollar amount for each period presented and your accounting treatment for these arrangements. In addition, it appears that you participate in patient assistance programs. Please revise your disclosure to include a description, the dollar amount for each period presented and your accounting treatment for these programs.

Response:

In response to the Staff’s comment, we supplementally advise the Staff that Amgen has various programs designed to provide financial assistance to patients in affording some or all of the costs of their medicines. These programs can be categorized into the following two main areas:

Amgen Co-Pay Support Programs

We provide direct financial support to qualifying patients through co-pay support programs in which patients receive financial assistance covering all or a portion of their out-of-pocket costs (including co-pay payments or co-insurance obligations) in connection with their use of certain of our products.

We account for the costs of our co-pay support programs as a reduction of our product sales in accordance with Accounting Standards Codification (ASC) 605-50. For the three months ended March 31, 2010 and 2009, our costs in connection with these programs were approximately $35 million and $14 million, respectively, which in each period was no greater than 1% of our total product sales.

Other Patient Assistance Programs

We provide non-refundable cash donations to independent third-party patient assistance foundations that, in turn, make grants to help qualifying patients meet their out-of-pocket costs (including co-pay payments or co-insurance obligations) in connection with their use of our products as well as those of other pharmaceutical and biotechnology companies. These independent patient assistance foundations maintain their own patient eligibility criteria and independently determine for which medicinal products patients can receive financial assistance.

Through private nonprofit foundations wholly or partially supported by Amgen, we irrevocably donate Amgen products to qualifying uninsured patients who otherwise could not afford treatment. These nonprofit foundations qualify as tax exempt organizations under the Internal Revenue Code section 501(c)(3).

Securities and Exchange Commission

August 10, 2010

Given the non-reciprocal nature of these transactions with parties who are not considered direct or indirect customers and for which we receive no consideration, we account for the costs of our cash donations and donated product as a component of our Selling, General and Administrative (SG&A) expenses in accordance with ASC 720-25. For the three months ended March 31, 2010 and 2009, our costs in connection with these programs were approximately $7 million and $4 million, respectively, which in each period was no greater than 1% of total SG&A expense.

We supplementally advise the Commission that because the amounts listed above are not quantitatively or qualitatively material to our business or our consolidated financial statements, we have not included any significant descriptions or related disclosures of these programs in our periodic reports filed with the Commission. However, in the event such amounts become material in any future period, we will make appropriate disclosures in such future period’s filings with the Commission.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Ruck of Latham & Watkins at (714) 540-1235 or me at (805) 447-1000 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ MICHAEL A. KELLY
Michael A. Kelly
Acting Chief Financial Officer

cc:	Tabatha Akins (the Commission)

David J. Scott, Esq. (Amgen Inc.)

Charles K. Ruck, Esq. (Latham & Watkins LLP)

Christian W. Nolet (Ernst & Young LLP)